EXHIBIT 21.1

Subsidiaries of Erickson Incorporated

Name	Jurisdiction of Incorporation
Air Amazonia LTDA	Brazil
Canadian Air-Crane Ltd	Canada
EAC Acquisition Corporation	Delaware
Erickson Air-Crane Malaysia Sdn. Bhd.	Malaysia
Erickson Aviation Peru S.A.C.	Peru
Erickson Aviation Turkey Yönetim Hizmetleri Limited Şirketi	Turkey
Erickson Helicopters, Inc.	Oregon
Erickson Transport, Inc.	Alaska
European Air-Crane S.p.A.	Italy
Evergreen Equity, Inc.	Nevada